SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  1 June, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


                                   BT Centre
                              81 Newgate Street
                                   London
                                  EC1A 7AJ
                                   England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director Shareholding announcement made on 1 June, 2005


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
BT Group plc

2) Name of Director
Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary An award of shares under the BT Group Retention Share Plan

7) Number of shares/amount of stock acquired:
511,169 ordinary shares under the BT Group Retention Share Plan

8) Percentage of issued class
n/a

9) Number of shares/amount of stock disposed n/a

10) Percentage of issued class
n/a

11) Class of security
Ordinary shares of 5p each

12) Price per share
213.25p

13) Date of transaction
31 May 2005

14) Date Company informed
1 June 2005

15) Total holding following this notification

Personal holding: 313,054 ordinary shares
BT Group Retention Share Plan: 511,169 shares
BT Group Deferred Bonus Plan: 180,258 shares
BT Group Incentive Share Plan: 162,512 shares
BT Group Global Share Option Plan: options over 1,629,865 shares
BT Group Employee Sharesave Scheme: an option over 7,290 shares.

16) Total percentage holding of issued class following this notification n/a

If a director has been granted options by the company please complete the following boxes
17) Date of grant
n/a

18) Period during which or date on which exercisable n/a

19) Total amount paid (if any) for grant of the option n/a

20) Description of shares or debentures involved: class, number n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information

The above named Director has a technical interest, as at 31 May 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 145,263 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

   - A technical interest, together with all employees of BT Group plc in 27,053,762 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans.

24) Name of contact and telephone number for queries
John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 1 June 2005

End





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 1 June, 2005